Sit Mutual Funds

Market Commentary

April 8, 2024

While Treasuries repriced in the March quarter to reflect expectations for fewer rate cuts in 2024, U.S. stocks forged ahead, buoyed by positive economic surprises, higher earnings expectations, and signs the manufacturing cycle will improve. The S&P 500 Index gained +3.22 percent in March versus the Russell 1000 Growth Index's +1.76 percent, bringing year-to-date returns to +10.56 percent and +11.41 percent, respectively. Investor enthusiasm for artificial intelligence and obesity drug stocks continued, but gains also broadened, with all eleven GICS sectors in the S&P 500 delivering positive one-month returns.

In terms of the economy, investors and economists have increasingly embraced the soft-landing (no recession) narrative after a widely-anticipated downturn failed to materialize last year. More than three-fourths of the professional forecasters surveyed by the National Association for Business Economics now believe the U.S. economy will experience a soft landing.

Portfolios remain well diversified against a backdrop of generally "fair" valuations for the overall stock market, the absence of significant valuation dislocations, earnings uncertainty, and our expectation for a move higher in volatility from surprisingly low current levels. The economic resilience of the U.S. economy combined with a "Fed pivot" has understandably raised the odds of a soft landing and contributed to investor complacency (and lower volatility).

For our latest full *Global Investment Outlook & Strategy Update*, download the *.pdf document*.

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Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.